Exhibit 2

PROXY STATEMENT

SILICOM LTD. 8 Hanagar St. Kfar Sava Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On January 17, 2008

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Thursday, January 17, 2008, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, the Ordinary Shares represented thereby will be voted in favor of all the proposals included in this proxy statement.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about December 18, 2007. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on December 18, 2007 are entitled to vote at the Meeting. On November 30, 2007, 6,566,706 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, holding at least fifty one per cent (51%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until January 24, 2008 at 10 a.m. (Israel time). If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Approval of Proposal 1 stated in this proxy statement requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company amounting in the aggregate to at least a seventy-five per cent (75%) of the votes actually cast by shareholders with respect to such proposal (excluding abstentions).

        Approval of Proposals 2, 3, 4, 5 and 6 stated in this proxy statement requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (an “Ordinary Majority”).

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of November 30, 2007, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 6,566,706 Ordinary Shares outstanding on that date):

Name and Address	Number of Shares Owned	Percent of Class

Yehuda Zisapel	555,940	8.47%

Zohar Zisapel	673,723	10.26%

Sussman Robert (1)	348,600	5.31%

Bjurman, Barry & Associates and related entities (2)	331,000	5.04%

All directors and officers as a group	834,255	12.28%

(1) As reported on the Schedule 13G filed by Robert Sussman with the Securities and Exchange Commission on July 20, 2007.

(2) As reported on the Schedule 13 G/A filed by Bjurman, Barry & Associates, George Andrew Bjurman and Owen Thomas Barry III with the Securities and Exchange Commission on June 27, 2007.

PROPOSAL 1

REPLACEMENT OF THE COMPANY’S ARTICLES OF ASSOCIATION

        The Company’s existing Articles of Association (the “Current Articles of Association”) were adopted by our shareholders in February 1994 in accordance with the Companies Ordinance-1983. In light of the changes in Israel’s business and legal environment since 1994, including the entering into effect of the Israeli Companies Law-1999 (the “Companies Law”) on February 1, 2000, the Company believes that the Current Articles of Association are outdated and do not provide it or its shareholders with the flexibility required to conduct the Company’s operations in the most efficient and productive manner. The Board of Directors has approved the amendment and replacement of the Current Articles of Association in their entirety, with the articles of association substantially in the form attached hereto as Exhibit A (the proposed amended articles of association shall hereinafter be referred to as the “Amended Articles of Association”).

        Some of the more significant changes which are reflected in the Amended Articles of Association include the following, which is not intended to be considered an exhaustive list of changes:

—	With the exception of resolutions that require the affirmative vote of a special majority pursuant to the Companies Law, all other resolutions shall be passed by an ordinary majority.

—	To the extent permitted under the Companies Law, the Board of Directors will have the ability to declare dividends to shareholders without the requirement of shareholder approval.

—	The quorum for a shareholders meeting will be the minimum quorum required under the Companies Law and the Nasdaq Marketplace Rules.

—	The provisions regarding shareholders meetings (notice, record date and the requirements for convening a meeting) shall be amended so as to reflect the provisions of the Companies Law.

—	The instances in which the Company can indemnify its officers and directors under the Companies Law shall be amended so as to reflect the provisions of the Companies Law.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the adoption of the Amended Articles of Association of the Company (substantially in the form attached as Exhibit A to the Proxy Statement).

        The adoption of the Amended Articles of Association requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company amounting in the aggregate to at least seventy-five per cent (75%) of the votes actually cast by shareholders with respect to such proposal (excluding abstentions).

        The Board of Directors recommends a vote "FOR" the adoption of the Amended Articles of Association.

PROPOSAL 2

APPROVAL OF THE SEVERANCE ARRANGEMENT FOR THE ACTIVE CHAIRMAN OF THE
BOARD OF DIRECTORS

        Mr. Avi Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Active Chairman of the Board. Mr. Eizenman currently holds office as Active Chairman of the Board until the next annual general meeting of shareholders.

        Under the Companies Law, the terms of service of members of the Board of Directors, including severance arrangements, require the approval by each of the Company’s audit committee (“Audit Committee”), Board of Directors and shareholders, in such order. Each of the Audit Committee and the Board of Directors (with the exception of Mr. Eizenman and Mr. Orbach who did not participate in the vote) has approved the following severance arrangement for Mr. Eizenman (the “Executive”):

        Notice of Termination

—	The termination of Executive’s employment (by either the Company or Executive) for any reason other than Cause (as defined below), death or Disability (as defined below), shall require twelve (12) months advance written notice.

—	The foregoing notwithstanding, if following a Change in Control (as defined below), either: (i) Executive shall give notice of termination of his employment for Good Reason (as defined below); or (ii) the Company shall give notice of termination of Executive’s employment for any reason other than Cause or Disability, eighteen (18) months advance written notice shall be required.

        Severance Payments

—	If Executive’s employment shall be terminated for any reason other than Cause, Executive shall be entitled to receive his last full monthly salary multiplied by the number of years (or portions thereof) that Executive was employed by the Company (i.e. the severance amount he would be entitled to receive under the Israeli Severance Pay Law-1963, had the Company terminated his employment for any reason other than cause) (the “Severance Law Amount”).

—	The foregoing notwithstanding, if Executive’s employment shall be terminated: (i) by the Company for any reason other than Cause or Disability; or (ii) by Executive for a Good Reason following a Change in Control, Executive shall be entitled to receive one and half times the Severance Law Amount.

—	If Executive’s employment is terminated by reason of death or Disability, then, in addition to the foregoing, Executive shall be entitled to receive a lump sum severance payment equal to his last full monthly salary multiplied by twelve (12) months.

        “Change in Control” means: (i) a sale of all or substantially all of the Company’s shares or assets; and (ii) a consolidation, acquisition, merger or other reorganization, in which: (A) the holders of the outstanding securities of the Company immediately prior to such event, hold as a group less than a majority of the securities of the surviving entity; or (B) the individuals who comprise the Board of Directors immediately prior to such event, constitute less than a majority of the board of directors of the surviving entity.

        “Cause” means: (i) willful and continued failure to substantially perform duties; and (ii) willful engaging in conduct which is demonstrably and materially injurious to the Company and/or its subsidiaries.

        “Disability” shall be the reason for termination, if, as a result of incapacity due to physical or mental incompetence, the Executive shall have been absent from the full-time performance of the Executive’s duties for a period of six (6) consecutive months, the Company shall have given the Executive notice of termination by reason of Disability, and, within thirty (30) days after such notice is given, the Executive shall not have returned to the full-time performance of the Executive’s duties.

        “Good Reason” means: (i) assignment of duties materially inconsistent with Executive’s status as a senior officer of the Company or a substantial adverse alternation in the nature or status of Executive’s responsibilities; (ii) a reduction in base salary or benefits (except for across the board reductions); (iii) relocation of Executive’s principal place of employment to a location more than fifty (50) miles away; (iv) failure by the Company to pay Executive’s compensation when due; and (v) Executive ceasing to serve on the Board of Directors for any reason other than: (A) voluntary resignation; or (B) ineligibility to serve under the Company’s Articles of Association or applicable law (failure by the Company’s shareholders to re-elect Executive at a shareholders meeting constitutes Good Reason).

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the severance arrangement for the Company’s Active Chairman of the Board of Directors, Mr. Avi Eizenman described in the Proxy Statement.

        The approval of the severance arrangement for the Company’s Active Chairman of the Board of Directors, Mr. Avi Eizenman requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” the approval of the severance arrangement for the Company’s Active Chairman of the Board of Directors.

PROPOSAL 3

APPROVAL OF THE SEVERANCE ARRANGEMENT FOR THE COMPANY’S PRESIDENT AND
CHIEF EXECUTIVE OFFICER

        Mr. Yeshayahu (‘Shaike’) Orbach has been the President and Chief Executive Officer of the Company since April 2001. In December 2001 Mr. Orbach was elected to serve as a member of the Company’s Board of Directors and currently holds office as director until the next annual general meeting of shareholders.

        Under the Companies Law, the terms of service of members of the Board of Directors, including severance arrangements, require the approval by each of the Audit Committee, Board of Directors and shareholders, in such order. Each of the Audit Committee and the Board of Directors (with the exception of Mr. Eizenman and Mr. Orbach who did not participate in the vote) has approved a severance arrangement for Mr. Orbach, the terms of which are identical to those described in Proposal 2 above in respect of the Active Chairman of the Board, Mr. Avi Eizenman.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the severance arrangement for the Company’s President and Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach described in the Proxy Statement.

        The approval of the severance arrangement for the Company’s President and Chief Executive Officer, Mr. Yeshayahu (‘Shaike’) Orbach requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” the approval of the severance arrangement for the Company’s President and Chief Executive Officer.

PROPOSAL 4

APPROVAL OF THE GRANT OF OPTIONS TO THE ACTIVE CHAIRMAN OF THE BOARD OF
DIRECTORS

        Under the Companies Law, the terms of service of members of the Board of Directors, including the grant of options to purchase Ordinary Shares of the Company, require the approval by each of the Audit Committee, Board of Directors and shareholders, in such order.

        Each of the Audit Committee and the Board of Directors (with the exception of Avi Eizenman and Yeshayahu (‘Shaike’) Orbach who did not participate in the vote) has approved the option grant to the Company’s Active Chairman of the Board, Mr. Avi Eizenman, set forth below.

        Avi Eizenman will be granted a total of forty thousand (40,000) options to purchase Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date that such option grant is approved by the Company’s shareholders (the “Exercise Price” and “Grant Date”, respectively). The options will vest in two (2) tranches: one half (1/2) shall vest on the second anniversary of the Grant Date and one half (1/2) shall vest on the third anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, on the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the closing price of the Company’s Ordinary Shares falling below fifty percent (50%) of the Exercise Price at any time after the Grant Date.

        The options shall be granted under the Company’s Share Option Plan (2004) and are further subject to the terms of the Company’s standard form of option agreements.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of 40,000 options to purchase Ordinary Shares of the Company pursuant to the Company’s Share Option Plan (2004) to Avi Eizenman (the Company’s Active Chairman of the Board of Directors) at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the approval of such grants by the Company’s shareholders (the “Grant Date”), where one half (1/2) will vest on the second anniversary of the Grant Date and one half (1/2) will vest on the third anniversary of the Grant Date.

        The approval of the option grant described above requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” theapproval of the option grant to Mr. Eizenman.

PROPOSAL 5

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY’S PRESIDENT AND CHIEF
EXECUTIVE OFFICER

        Under the Companies Law, the terms of service of members of the Board of Directors, including the grant of options to purchase Ordinary Shares of the Company, require the approval by each of the Audit Committee, Board of Directors and shareholders, in such order.

        Each of the Audit Committee and the Board of Directors (with the exception of Avi Eizenman and Yeshayahu (‘Shaike’) Orbach who did not participate in the vote) has approved the option grant to the Company’s President and Chief Executive Officer, Yeshayahu (‘Shaike’) Orbach, set forth below (the terms of which are identical to those described in Proposal 4 above in respect of the Active Chairman of the Board, Mr. Avi Eizenman).

        Yeshayahu (‘Shaike’) Orbach will be granted a total of 40,000 options to purchase Ordinary Shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date that such option grant is approved by the Company’s shareholders (the “Exercise Price” and “Grant Date”, respectively). The options will vest in two (2) tranches: one half (1/2) shall vest on the second anniversary of the Grant Date and one half (1/2) shall vest on the third anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, on the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the closing price of the Company’s Ordinary Shares falling below fifty percent (50%) of the Exercise Price at any time after the Grant Date.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of 40,000 options to purchase Ordinary Shares of the Company pursuant to the Company’s Share Option Plan (2004) to Yeshayahu (‘Shaike’) Orbach (the Company’s President and Chief Executive Officer) at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the approval of such grants by the Company’s shareholders (the “Grant Date”), where one half (1/2) will vest on the second anniversary of the Grant Date and one half (1/2) will vest on the third anniversary of the Grant Date.

        The approval of the option grant described above requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” theapproval of the option grant to Mr. Orbach.

PROPOSAL 6

APPROVAL OF A NEW FORM OF INDEMNIFICATION AGREEMENT FOR OFFICERS AND
DIRECTORS

        In the March 2005 amendment to the Companies Law, the instances in which a company may indemnify its officers and directors were broadened. In order for the Company’s indemnification agreements with its directors and officers to reflect this amendment, each of the Audit Committee and the Board of Directors has approved a new form of indemnification agreement, substantially in the form attached hereto as Exhibit B (the “Indemnification Agreement(s)”). The Indemnification Agreements provide, among other things, for the indemnification of the officers and directors of the Company for up to $3 million for each case (in addition to any amounts paid out under an insurance policy) and their exemption from their duty of care in certain circumstances. In addition, each of the Audit Committee and the Board of Directors has authorized and empowered the Company to enter into Indemnification Agreements to that effect. The shareholders of the Company are now being asked to approve the form of the Indemnification Agreements and the entering into of such Indemnification Agreements with the Company’s current and future directors who, upon their election to the Board of Directors, will automatically be entitled to indemnification and exemption from their duty of care under the terms of the Indemnification Agreements.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

         RESOLVED, to approve the form of Indemnification Agreement (substantially in the form of Exhibit B to the Proxy Statement) and to authorize and empower the Company to enter into such agreements with its current and future directors who, upon their election to the Board of Directors, will automatically be entitled to indemnification and exemption from the duty of care under the terms of the Indemnification Agreements.

        The approval of the foregoing requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of all the proposals described in this Proxy Statement. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: December 13, 2007